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April 9, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on April 8, 2003.

We hereby attach English translation of this Press Release.

Thank you for your attention.

Yours truly,

S. Kita

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

April 8, 2003

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Termination of Own Share Repurchase from the Market

Notice is hereby given that the Company terminated the repurchase of its own shares at the market, resolved at the annual shareholders' meeting held on June 27th, 2002, pursuant to Article 210 of Japanese Commercial Code as described below.

Total number of shares and cost of the repurchase during the last fiscal year is as follows:

1. Total number of shares repurchased: 312,100 shares
2. Total value of shares repurchased: 1,197,033,500 yen
3. Method of repurchase: Repurchased at the Tokyo Stock Exchange

(For reference)

Details resolved at the annual shareholders' meeting held on June 27th, 2002

- Type of shares to be repurchased: Common shares
- Number of shares to be repurchased: 400,000 shares (maximum)
- Total value of shares to be repurchased: 2,000 million-yen (maximum)

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